                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A


                   Under the Securities Exchange Act of 1934*

                               (Amendment No. 1)

                        Turner Broadcasting System, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                Class B Common Stock, par value $.0625 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   900262-502
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                    Stephen M. Brett, Esq.
                    Executive Vice President and General Counsel
                    Tele-Communications, Inc.
                    5619 DTC Parkway
                    Englewood, CO  80111
                    (303) 267-5500
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                October 4, 1995
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 14 pages

CUSIP No. 900262-502
          ----------
--------------------------------------------------------------------------------
     (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

          Tele-Communications, Inc.
          84-1260157
--------------------------------------------------------------------------------
     (2)  Check the Appropriate Box if a Member of a Group
                                                                (a)  [ ]
                                                                (b)  [ ]
--------------------------------------------------------------------------------
     (3)  SEC Use Only

--------------------------------------------------------------------------------
     (4)  Source of Funds

          Not Applicable
--------------------------------------------------------------------------------
     (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)
                                       [ ]
--------------------------------------------------------------------------------
     (6)  Citizenship or Place of Organization

          Delaware
--------------------------------------------------------------------------------
 Number of       (7)  Sole Voting Power         29,657,482 shares/*/
Shares Bene-          ----------------------------------------------------------
  ficially       (8)  Shared Voting Power       453,838 shares/*/
 Owned by             ----------------------------------------------------------
Each Report-     (9)  Sole Dispositive Power    29,657,482 shares/*/
 ing Person           ----------------------------------------------------------
   With         (10)  Shared Dispositive Power  453,838 shares/*/
--------------------------------------------------------------------------------
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person

          30,111,320 shares/*/
--------------------------------------------------------------------------------
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [x]
--------------------------------------------------------------------------------
     (13) Percent of Class Represented by Amount in Row (11)

                         21.9%/*/
--------------------------------------------------------------------------------
     (14) Type of Reporting Person (See Instructions)
                    CO, HC

--------------------
     /*/Figures do not include (i) shares issuable pursuant to derivative securities referred to in Items 1, 2 and 5 hereof, (ii) shares of equity securities of the Company, record title to which is in Lenfest Communications, Inc., beneficial ownership of which is disclaimed by the Reporting Person, or
(iii) 225,000 shares of the Company's Class A Common Stock, par value $0.0625 per share, held by a subsidiary of the Reporting Person.

                              Page 2 of 14 pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                               (Amendment No. 1)

                                  Statement Of

                           TELE-COMMUNICATIONS, INC.

                        Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                        TURNER BROADCASTING SYSTEM, INC.
                          (Commission File No. 0-9334)


          This Report on Schedule 13D relates to (i) shares of the Class B common stock, par value $.0625 per share (the "Class B Common Stock"), of Turner Broadcasting System, Inc., a Georgia corporation (the "Company" or "Issuer") and
(ii) shares of the Issuer's Class C Convertible Preferred Stock, par value $.125 per share (the "Class C Preferred Stock"), each of which is currently convertible into six (6) shares of Class B Common Stock. The Report on Schedule 13D originally filed by Tele-Communications, Inc., a Delaware corporation ("TCI"or the "Reporting Person"), on August 10, 1994, in respect of the Issuer, is hereby amended in its entirety as set forth herein, and this Report constitutes Amendment No. 1 to such Report on Schedule 13D.

Item 1.   Security and Issuer
          -------------------

          The class of equity securities to which this Report relates is the Class B Common Stock. The Issuer has its principal executive offices at One CNN Center, Atlanta, Georgia 30348.

          This Report also includes the following derivative securities: (a) shares of the Issuer's Class C Preferred Stock, each of which is presently convertible into six (6) shares of the Issuer's Class B Common Stock; and (b) rights, IF ANY, exercisable within 60 days, to acquire beneficial ownership of any of the Issuer's equity securities, by way of anti-dilution or pre-emptive rights or otherwise.

Item 2.   Identity and Background
          -----------------------

          This Report is being filed by TCI (Commission File No. 0-20421; I.R.S. Identification No. 84-1260157), a Delaware corporation, whose principal business address is 5619 DTC Parkway, Englewood, Colorado 80111. TCI is the beneficial owner, pursuant to Rule 13d-3 of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of more than 5% of the outstanding shares of the Class B Common Stock. Record title to the shares of Class B Common Stock and Class C Preferred Stock beneficially owned by TCI is held in the name of certain indirect subsidiaries and affiliates of TCI. See Item 5, below.

          The Reporting Person, through its subsidiaries and affiliates, is principally engaged in the construction, acquisition, ownership and operation of cable television systems

                              Page 3 of 14 pages
and the provision of satellite-delivered video entertainment, information and home shopping programming services to various video distribution media, principally cable television systems. TCI also has investments (i) in cable and telecommunications operations and television programming operations in certain international markets and (ii) in companies and joint ventures involved in developing and providing programming for new television and telecommunications technologies.

          Schedule 1 attached to this Report contains the following information concerning each director and executive officer of the Reporting Person: (i) name and residence or business address, (ii) principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 1 is incorporated herein by reference.

          To the knowledge of the Reporting Person, each of the persons named on
Schedule 1 (the "Schedule 1 Persons") is a United States citizen. During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Schedule 1 Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Schedule 1 Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          Not applicable.


Item 4.   Purpose of Transaction
          ----------------------

          The Company has announced (i) that its Board of Directors has approved the merger (the "Merger") of the Company with a wholly-owned subsidiary of Time Warner Inc., a Delaware corporation ("Time Warner") and (ii) that it has entered into an Agreement and Plan of Merger dated as of September 22, 1995 (the "Merger Agreement"), among Time Warner,

                                 4 of 14 pages

Time Warner Acquisition Corp. and the Company, relating to the Merger and setting forth the terms and conditions thereof and related matters. A copy of the Merger Agreement has been filed as Exhibit A hereto and is incorporated herein by this reference.

          In connection with the Merger, the Reporting Person's wholly-owned subsidiary, Liberty Media Corporation, a Delaware corporation ("LMC"), and certain subsidiaries of LMC (together with LMC, the "LMC Parties") have entered into an agreement with Time Warner dated as of September 22, 1995 (the "LMC Agreement"). The following discussion is qualified in its entirety by reference to the complete text of the LMC Agreement, a copy of which has been filed as Exhibit B hereto and is incorporated herein by this reference.

          Pursuant to the LMC Agreement, the LMC Parties have agreed, subject to the conditions set forth therein, to vote all their shares of the Company's capital stock in favor of the Merger Agreement, the Merger and each of the other transactions contemplated by the Merger Agreement. The foregoing obligations of the LMC Parties are subject to, among other things: (i) the Merger Agreement being in full force and effect and not having been amended (except pursuant to its own terms and for immaterial amendments), (ii) R.E. Turner, III, as a shareholder of the Company, voting all his shares of the Company's capital stock in favor of the Merger, (iii) Time Warner obtaining approval for the Merger from its stockholders, (iv) no judgment by a governmental authority being in effect that would restrain the LMC Parties from voting their shares of the Company's capital stock, and (v) no change of control occurring or takeover proposal being pending with respect to Time Warner. The LMC Parties and Time Warner have agreed to use their reasonable efforts to take all actions necessary for the consummation of the Merger, including obtaining any required consents from governmental authorities, and defend any proceedings challenging the Merger.

          Pursuant to the LMC Agreement and subject to the terms and conditions set forth therein, the LMC Parties have agreed (i) not to grant a proxy with respect to their shares of the Company's capital stock, and (ii) not to transfer their shares of the Company's capital stock to any person other than Time Warner unless such transferee agrees to be bound by the LMC Agreement.

          Pursuant to the LMC Agreement and subject to the terms and conditions set forth therein, Time Warner has agreed to terminate the Merger Agreement and abandon the Merger upon LMC's request if, among other things, (i) the LMC Agreement, any Additional Agreement (as defined in the LMC Agreement) or the Merger Agreement shall be illegal, (ii) the consummation of the Merger would result in the imposition of damages or penalties on the LMC Parties for which they would not be indemnified by Time Warner, (iii) there shall be a proceeding by a governmental authority that would cause the results described in clauses
(i) or (ii) to occur, (iv) a governmental authority shall impose certain types of restrictions upon TCI or any of its affiliates as a condition to such governmental authority's approval of the Merger, (v) Time Warner's existing Rights Agreement, dated as of January 20, 1994, between Time Warner and Chemical Bank as rights agent thereunder, shall not be amended pursuant to the LMC Agreement, (vi) a change in control shall occur or a takeover proposal shall be pending with respect to Time Warner, (vii) certain conditions of the Merger Agreement fail to be satisfied, (viii) Time Warner takes any action that results in the

                              Page 5 of 14 pages

LMC Parties having to divest any capital stock of Time Warner held by them, (ix) Time Warner breaches its obligations under the LMC Agreement or (x) Time Warner fails to obtain approval from its stockholders of the LMC Agreement and the transactions contemplated thereby.

          LMC has agreed to grant Time Warner an option, exercisable under certain conditions, to acquire all of the Company's capital stock owned by the LMC Parties at the same price that would be payable for such capital stock of the Company in the transactions contemplated by the Merger Agreement.

          Additionally, in connection with the Merger, the Company and LMC Southeast Sports, Inc., an affiliate of the Reporting Company ("Southeast"), have entered into an agreement dated as of September 22, 1995 (the "SportSouth Agreement"), providing for the sale by the Company to Southeast of the Company's interest in SportSouth Network, Ltd., a regional sports cable network, for approximately $60,000,000. A copy of the SportSouth Agreement has been filed as Exhibit C hereto and is incorporated herein by this reference.

          Subject to the foregoing, the Reporting Person intends to continuously review its investment in the Company and may in the future determine to acquire additional securities of the Company, through open market purchases or otherwise, and may determine to dispose of all or a portion of the securities of the Company beneficially owned by it from time to time. In reaching any conclusion as to its future course of action, the Reporting Person will take into consideration various factors, such as the Company's business and prospects, other developments concerning the Company generally, other business opportunities available to the Reporting Person, developments with respect to the business of the Reporting Person, and general industry, economic and stock market conditions, including, but not limited to, the market price of the Class B Common Stock of the Company. Subject to the foregoing, the Reporting Person reserves the right, depending on other relevant factors, to acquire additional shares of Class B Common Stock or other capital stock of the Company in open market or privately negotiated transactions, to dispose of all or a portion of its holdings of the Company's capital stock or to change its intention with respect to any matters referred to in this Item.

                              Page 6 of 14 pages

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

     (a) The Reporting Person has beneficial ownership, through certain indirect subsidiaries and affiliates of 30,111,320 shares of Class B Common Stock, which constitutes 21.9% of the Class B Common Stock outstanding, not including, in either such case, Class B Common Stock issuable upon the conversion of outstanding shares of Class C Preferred Stock.

          The Reporting Person has beneficial ownership, through certain indirect subsidiaries and affiliates, of 6,087,080 shares of Class C Preferred Stock, constituting 49.1% of the outstanding shares of such class. Each share of Class C Preferred Stock is currently convertible into six shares of Class B Common Stock.

          Assuming the conversion of all outstanding shares of Class C Preferred Stock into Class B Common Stock, the Reporting Person would own 66,633,800 shares of Class B Common Stock, constituting 31.5% of the Class B Common Stock outstanding on such basis.

          The following tables indicate the legal entities through which the Reporting Person derives its beneficial ownership of Class B Common Stock and Class C Common Stock:


                                    TABLE I
                       SOLE VOTING AND DISPOSITIVE POWER

                                                     Holdings
                                            -----------------------------

              Entity                           Class B         Class C
             ------                         Common Stock  Preferred Stock
                                            ------------  ---------------
Communications Capital Corp. (1)              29,237,671               --
TCI Turner Preferred, Inc. (1)                    47,100          119,099
United Cable Turner Investment, Inc. (1)              --        5,820,452
TCI TKR of Southern Kentucky, Inc. (2)           372,711               --
                                              ----------        ---------
                                              29,657,482        5,939,551

------------------

(1)  Wholly owned subsidiary of TCI.
(2) TCI has an indirect majority (70%) interest in TCI TKR Limited Partnership, which is the sole stockholder of TCI TKR of Southern Kentucky, Inc. A minority (30%) interest in TCI TKR Limited Partnership is owned by SCI Cable Partners, of which a subsidiary of TCI and Knight Ridder Cablevision, Inc. each own 50%. Through its 50% interest in SCI Cable Partners, TCI holds a further 15% beneficial interest in TCI TKR Limited Partnership, for a total beneficial interest in TCI TKR Limited Partnership of 85%.

                                    TABLE II
                      SHARED VOTING AND DISPOSITIVE POWER

                                                      Holdings
                                            -----------------------------

             Entity                            Class B        Class C
             ------                         Common Stock  Preferred Stock
                                            ------------  ---------------
TKR Cable Company (3)                            453,838          147,529

------------------

(3)  50% owned subsidiary of TCI.

                              Page 7 of 14 pages

     The foregoing does not include 47,208 shares (less than 0.1%) of Class B Common Stock owned by Lenfest Communications, Inc. ("Lenfest"), a 50% owned subsidiary of a subsidiary of the Reporting Person, as to which the Reporting Person disclaims beneficial ownership. Pursuant to certain existing arrangements between Lenfest and the Reporting Person, the Reporting Person does not have any power to vote or dispose of, or to direct the voting or disposition of, any of the Class B Common Stock owned by Lenfest.

     None of the other persons referred to in Item 2 of this Report beneficially owns any shares of Class B Common Stock, except Peter R. Barton, who may be deemed to have beneficial ownership with respect to 300 shares (less than 0.001%) of Class B Common Stock held in trust for his children.

          (b) The Reporting Person has the SOLE power to vote or to direct the voting of 29,657,482 shares of the Class B Common Stock that it beneficially owns and has the SOLE power to dispose of, or to direct the disposition of 29,657,482 shares of the Class B Common Stock that it beneficially owns. The Reporting Person has SHARED power to vote or to direct the voting of 453,838 shares of the Company's Class B Common Stock and has SHARED power to dispose of or to direct the disposition of 453,838 shares of the Class B Common Stock that it beneficially owns. It also has (i) SOLE voting and investment power over up to 35,637,306 shares of Class B Common Stock and (ii) SHARED voting and investment power over up to 885,174 shares of Class B Common Stock which may hereafter be issued by the Company upon the conversion of the shares of Class C Preferred Stock beneficially owned by the Reporting Person, as indicated above.

          (c) Except as otherwise reported herein, neither the Reporting Person nor, to its knowledge, any other person referred to in Item 2 has effected any transaction in the Class B Common Stock during the past sixty
(60) days.

          (d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class B Common Stock beneficially owned by the Reporting Person, except its wholly owned subsidiaries, and then only for the benefit of the Reporting Person.

          The Reporting Person also beneficially owns 225,000 shares of the Company's Class A Common Stock, par value $0.0625 per share (the "Class A Common Stock"), constituting less than 1% of the Class A Common Stock outstanding. Pursuant to the Articles of Incorporation of the Company, the shares of Class A Common Stock and Class B Common Stock vote together as a single class on all matters as to which such shares are entitled to vote (except as otherwise provided by law), with the holders of Class A Common Stock entitled to two votes per share and the holders of Class B Common Stock entitled to one-fifth of a vote per share. The Class A Common Stock is not convertible into Class B Common Stock. The following other persons referred to in Item 2 of this Report beneficially own the number of shares of Class A Common Stock indicated opposite their names (in each case constituting less than 0.01% of such class):

Name                            Number of Shares
----                            ----------------

Peter R. Barton(1)                    600
Bernard W. Schotters, II              1000
Fred A. Vierra                        950

-------------------
(1) Held in trust for Mr. Barton's children.


Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of Issuer
          -----------------------

          The discussion contained in Item 4 hereof is hereby incorporated by reference. In addition to the agreements described in Item 4 hereof, certain of the Reporting Person's subsidiaries are parties to the agreements attached hereto as Exhibits D, E, F, G and H (collectively, the "Prior Agreements"), which concern the securities of the Company and which are incorporated herein by this reference. The Prior Agreements are described in Item 4 to the Schedule 13D, dated June 11, 1987 (the "Predecessor Schedule 13D"), as amended to date, of the Reporting Person's predecessor (Tele-Communications, Inc., Commission File No. 0-5550), and the Reporting Person hereby incorporates by reference the

                              Page 8 of 14 pages
descriptions of the Prior Agreements contained in Item 4 to the Predecessor
Schedule 13D, as amended, to date (including Item 4 of Amendment No. 5 to the Predecessor Schedule 13D).

Item 7.   Material to be Filed as Exhibits
          --------------------------------

          A. Agreement and Plan of Merger dated as of September 22, 1995, among Time Warner Inc., Time Warner Acquisition Group and Turner Broadcasting System, Inc. (incorporated by reference to Exhibit 2 to the Company's Current Report on Form 8-K dated October 5, 1995, Commission File No. 0-9334).

          B. LMC Agreement dated as of September 22, 1995, among Time Warner Inc., Liberty Media Corporation and certain subsidiaries of Liberty Media Corporation (incorporated by reference to Exhibit 99.3 to the Company's Current Report on Form 8-K dated October 5, 1995, Commission File No. 0-9334).

          C. Stock Purchase Agreement dated as of September 22, 1995, between Turner Broadcasting System, Inc. and LMC Southeast Sports, Inc. (incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K dated October 5, 1995, Commission File No. 0-9334).

          D. Investors Agreement dated June 3, 1987, among Turner Broadcasting System, Inc., TCI Turner Preferred, Inc., United Cable Turner Investment Inc., TKR Cable Company and the other parties named therein (collectively the "Investors") (incorporated by reference to Exhibit F of the Predecessor
Schedule 13D (Commission File No. 0-5550)).

          E. Shareholders' Agreement dated June 3, 1987, among Turner Broadcasting System, Inc., R.E. Turner, III, and the Investors (the "Shareholders' Agreement") (incorporated by reference to Exhibit G of the Predecessor Schedule 13D (Commission File No. 0-5550)).

          F. Agreement dated as of June 3, 1987, among Time Incorporated, Time TBS Holdings, Inc., Tele-Communications, Inc., TCI Turner Preferred, Inc., United Artists Communications, Inc., and United Cable Television Corporation (incorporated by reference to Exhibit H of the Predecessor Schedule 13D (Commission File No. 0-5550)).

          G. Voting Agreement dated as of June 3, 1987, among TCI Turner Preferred, Inc., Time TBS Holdings, Inc., United Artists Communications, Inc., United Cable Television Corporation, Warner Cable Communications, Inc. and Continental Cablevision, Inc. (incorporated by reference to Exhibit I of the Predecessor Schedule 13D (Commission File No. 0-5550)).

          H. First Amendment dated as of April 15, 1988, to Shareholders' Agreement, (incorporated by reference to Exhibit (a) to Amendment No. 5 dated August 9, 1988, to the Predecessor Schedule 13D (Commission File No. 0-5550)).

                              Page 9 of 14 pages

                                   SIGNATURE
                                   ---------



     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated:  October 18, 1995


                              TELE-COMMUNICATIONS, INC.



                              By:  /s/ Stephen M. Brett
                                  ---------------------
                                 Name:  Stephen M. Brett
                                 Title: Executive Vice President


                              Page 10 of 14 pages

                                   SCHEDULE 1
                                   ----------

             Directors, Executive Officers and Controlling Persons
                                       of
                       Tele-Communications, Inc. ("TCI")

                                                                                    Principal Business
                                                                                    or Organization in
                              Principal Occupation and                              Which Such Employment
Name                              Business Address                                  Is Conducted
----                          -----------------------                               --------------------
Bob Magness                  Chairman of the Board and                              Acquisition, development
                             Director of TCI                                        and operation of cable
                             5619 DTC Parkway                                       television systems and cable
                             Englewood, CO  80111                                   television programming

John C. Malone               President and Chief Executive                          Acquisition, development
                             Officer and Director of TCI                            and operation of cable
                             5619 DTC Parkway                                       television systems and cable
                             Englewood, CO  80111                                   television programming

Donne F. Fisher              Executive Vice President,                              Acquisition, development
                             Treasurer and Director of TCI                          and operation of cable
                             5619 DTC Parkway                                       television systems and cable
                             Englewood, CO  80111                                   television programming

John W. Gallivan             Director of TCI;                                       Newspaper publishing
                             Chairman of the Board of
                             Kearns-Tribune Corporation
                             400 Tribune Building
                             Salt Lake City, UT  84111

Anthony Lee Coelho           Director of TCI;                                       Investment Services
                             President and CEO of
                             Wertheim Schroder Investment
                             Services, Inc.
                             787 7th Avenue, 5th Floor
                             New York, NY  10019

Kim Magness                  Director of TCI;                                       Ranching and horse
                             Manages family business                                breeding
                             interests;
                             1470 South Quebec Way #148
                             Denver, CO  80231

                              Page 11 of 14 pages


                                                                                    Principal Business
                                                                                    or Organization in
                              Principal Occupation and                              Which Such Employment
Name                              Business Address                                  Is Conducted
----                          -----------------------                               --------------------
Robert A. Naify              Director of TCI;                                       Motion Picture
                             President and C.E.O. of                                Industry
                             Todd-AO Corporation;
                             172 Golden Gate Avenue
                             San Francisco, CA  94102

Jerome H. Kern               Director of TCI; Senior                                Law
                             Partner in Baker & Botts, L.L.P.
                             885 Third Avenue, Suite 1900
                             New York, NY  10022

Gary K. Bracken              Senior Vice President &                                Acquisition, development
                             Controller of TCI Communications, Inc.                 and operation of cable
                             5619 DTC Parkway                                       television systems and cable
                             Englewood, CO  80111                                   television programming


Stephen M. Brett             Executive Vice President, Secretary                    Acquisition, development
                             and General Counsel of TCI                             and operation of cable
                             5619 DTC Parkway                                       television systems and cable
                             Englewood, CO  80111                                   television programming

Brendan R. Clouston          Executive Vice President of TCI                        Acquisition, development
                             5619 DTC Parkway                                       and operation of cable
                             Englewood, CO  80111                                   television systems and cable
                                                                                    television programming

Barry Marshall               Chief Operating Officer of                             Acquisition, development
                             TCI Cable Management Corporation                       and operation of cable
                             5619 DTC Parkway                                       television systems and cable
                             Englewood, CO 80111                                    television programming

Larry E. Romrell            Executive Vice President of TCI                         Acquisition, development
                            5619 DTC Parkway                                        and operation of cable
                            Englewood, CO 80111                                     television systems and cable
                                                                                    television programming

                              Page 12 of 14 pages


                                                                                    Principal Business
                                                                                    or Organization in
                              Principal Occupation and                              Which Such Employment
Name                              Business Address                                  Is Conducted
----                          -----------------------                               --------------------
Bernard W.                   Senior Vice President & Treasurer                      Acquisition, development
 Schotters, II               of TCI Communications, Inc.                            and operation of cable
                             5619 DTC Parkway                                       television systems and cable
                             Englewood, CO  80111                                   television programming

J.C. Sparkman                Executive Vice President of TCI                        Acquisition, development
                             5619 DTC Parkway                                       and operation of cable
                             Englewood, CO  80111                                   television systems and cable
                                                                                    television programming

Robert N. Thomson            Senior Vice President, Government                      Acquisition, development
                             Affairs, of TCI Communications, Inc.                   and operation of cable
                             5619 DTC Parkway                                       television systems and cable
                             Englewood, CO  80111                                   television programming

Fred A. Vierra               Executive Vice President of TCI                        Acquisition, development
                             5619 DTC Parkway                                       and operation of cable
                             Englewood, CO  80111                                   television systems and cable
                                                                                    television programming

Peter R. Barton              Executive Vice President of TCI                        Acquisition, development
                             5619 DTC Parkway                                       and operation of cable
                             Englewood, CO  80111                                   television systems and cable
                                                                                    television programming

                              Page 13 of 14 pages

                                 EXHIBIT INDEX

          A. Agreement and Plan of Merger, dated as of September 22, 1995, among Time Warner Inc., Time Warner Acquisition Group and Turner Broadcasting System, Inc. (incorporated by reference to Exhibit 2 to the Company's Current Report on Form 8-K, dated October 5, 1995, Commission File No. 0-9334).

          B. LMC Agreement, dated as of September 22, 1995, among Time Warner Inc., Liberty Media Corporation and certain subsidiaries of Liberty Media Corporation (incorporated by reference to Exhibit 99.3 to the Company's Current Report on Form 8-K, dated October 5, 1995, Commission File No. 0-9334).

          C. Stock Purchase Agreement, dated as of September 22, 1995, between Turner Broadcasting System, Inc. and LMC Southeast Sports, Inc. (incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K, dated October 5, 1995, Commission File No. 0-9334).

          D. Investors Agreement dated June 3, 1987, among Turner Broadcasting System, Inc., TCI Turner Preferred, Inc., United Cable Turner Investment Inc., TKR Cable Company and the other parties named therein (collectively the "Investors") (incorporated by reference to Exhibit F of the Predecessor Schedule 13D (Commission File No. 0-5550)).

          E. Shareholders' Agreement dated June 3, 1987, among Turner Broadcasting System, Inc., R.E. Turner, III, and the Investors (the "Shareholders' Agreement") (incorporated by reference to Exhibit G of the Predecessor Schedule 13D (Commission File No. 0-5550)).

          F. Agreement dated as of June 3, 1987, among Time Incorporated, Time TBS Holdings, Inc., Tele-Communications, Inc., TCI Turner Preferred, Inc., United Artists Communications, Inc., and United Cable Television Corporation (incorporated by reference to Exhibit H of the Predecessor Schedule 13D (Commission File No. 0-5550)).

          G. Voting Agreement dated as of June 3, 1987, among TCI Turner Preferred, Inc., Time TBS Holdings, Inc., United Artists Communications, Inc., United Cable Television Corporation, Warner Cable Communications, Inc. and Continental Cablevision, Inc. (incorporated by reference to Exhibit I of the Predecessor Schedule 13D (Commission File No. 0-5550)).

          H. First Amendment dated as of April 15, 1988, to Shareholders' Agreement, (incorporated by reference to Exhibit (a) to Amendment No. 5 dated August 9, 1988, to the Predecessor Schedule 13D (Commission File No. 0-5550)).


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